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                                                                      Exhibit 11

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


     The weighted average number of shares outstanding includes all 585,124 shares issued and outstanding.


Net income for the period from June 30, 1997 to June 30, 1998    $  8,300

Weighted average number of shares outstanding                     585,124

Earnings per share                                               $   0.01

Earnings per share is not significant for the year ended June 30, 1998. Common stock was not issued or outstanding prior to the conversion date of June 19, 1998.